EXPENSE LIMITATION AGREEMENT
                          FOR THE AEGIS HIGH YIELD FUND

     THIS AGREEMENT, dated as of January __, 2007, is made and entered into by and between The Aegis Funds, a Delaware statutory trust (the "Trust"), on behalf of its series the Aegis High Yield Fund (the "Fund"), and Aegis Financial Corporation (formerly, Berno, Gambal & Barbee, Inc.) (the "Adviser").

     WHEREAS, the Adviser has been appointed the investment adviser of the Fund pursuant to an Investment Advisory Agreement between the Trust, on behalf of the Fund, and the Adviser (the "Advisory Agreement"); and

     WHEREAS, the Trust and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Fund;

     NOW, THEREFORE, the Trust and the Adviser hereby agree as follows:

     1. Until December 31, 2007 and while the Adviser serves as investment adviser to the Fund pursuant to an investment advisory agreement between the Trust and the Adviser, the Adviser agrees, subject to
          Section 2 hereof, to limit its fee and/or reimburse other expenses of the Fund to the extent necessary to limit the operating expenses of the Fund to an annual rate of 1.20% of the Fund's average daily net assets.

     2. The Fund agrees to pay or repay to the Adviser the amount of fees (including any amounts foregone through limitation or reimbursed pursuant to Section 1 hereof) that, but for Section 1 hereof, would have been payable by the Fund to the Adviser pursuant to the Investment Advisory Agreement (the "Deferred Fees"). Such repayment shall be made monthly, but only to the extent that the operating expenses of the Fund (exclusive of brokerage costs, interest, taxes and dividend and extraordinary expenses), without regard to such repayment, are at an annual rate (as a percentage of the average daily net assets of the Fund) below the limit set in Section 1. The amount of Deferred Fees paid by the Fund in any month shall be limited so that the sum of (a) the amount of such payment and (b) the other operating expenses of the Fund (exclusive of brokerage costs, interest, taxes and extraordinary expenses) do not exceed the limit set by Section 1. Deferred Fees with respect to any fiscal year of the Fund shall not be payable by the Fund to the extent that the amounts payable pursuant to the foregoing provisions of this Section 2 during the period ending three years after the end of such fiscal year are not sufficient to pay such Deferred Fees. In no event will the Fund be obligated to pay any fees waived or deferred by the Adviser with respect to any other series of the Trust.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

THE AEGIS FUNDS                          AEGIS FINANCIAL CORPORATION
on behalf of its series
the Aegis High Yield Fund

By:                                      By:
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Name:                                    Name:
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Title:                                   Title:
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SK 23261 0002 768822